SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  February 28,  2006

By:  /s/Andrew M. Archibald

       Andrew M. Archibald, C.A., CFO and Secretary

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces Fourth Quarter and Annual Results for 2005

▪

Annual sales were up 15.8% over 2004

▪

Annual operating profit was $59.3 million, up from $48.0 million in 2004

▪

Fourth quarter sales were up 23.2% over the same quarter last year

▪

Fourth quarter operating profit was $15.2 million, up from $9.9 million for the same quarter last year

Montréal, Québec and Bradenton, Florida – February 28, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for the fourth quarter and year ended December 31, 2005.

“During the course of 2005, we successfully met the multiple challenges presented by both the rising costs and supply shortages of raw materials,” said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. “Despite these difficult market conditions, we achieved significant revenue growth, increased our overall gross profit and improved our adjusted net earnings. During this period of rising prices and material shortages, we took advantage of market conditions to improve the mix of products we are selling. While the acquisition in October of Flexia Corporation (“Flexia”) and Fib-Pak Industries Inc. (“Fib-Pak”) contributed positively to our fourth quarter sales and earnings, the lower margins of these products had a dampening effect on our overall gross margin. However, we expect to see improvements on this front as the integration of the operations advances during the course of 2006. ”

Operating Results

Sales for the year were $801.8 million, up 15.8% compared to 2004. Excluding revenues related to the Flexia and Fib-Pak acquisition that occurred in 2005, sales were up about 12.5% from $692.4 million for 2004 to approximately $780 million in 2005. Sales for the fourth quarter were $222.7 million, up 23.2% compared to the corresponding quarter last year. These sales were negatively impacted by $2.8 million as the result of an increase in the provision for doubtful accounts relating to outstanding claims and short payments by existing customers, principally in the retail distribution channel.  Selected customers have the contractual right to perform post-audits on prior years’ sales and related incentive activities.  Included in the $2.8 million of additional allowance for doubtful accounts are customer post-audit claims submitted to the Company in 2005 for periods as far back as 2000.

 Excluding revenues related to the Flexia and Fib-Pak acquisition that occurred in October 2005, sales were up about 10.7% from $180.7 million for the fourth quarter of 2004 to approximately $200 million for the fourth quarter of 2005. This increase was due primarily to selling price increases.

Gross profit for the year increased by 15.9% compared to 2004. Gross margin for the year was flat at 20.7%. Gross profit for the quarter increased by 26.9% to $45.8 million mainly due to increased selling prices and the Flexia and Fib-Pak acquisition. In the fourth quarter of 2005, the Company recorded a $3.4 million insurance claim related to the boiler explosion that occurred earlier in the year. The Company has reduced cost of sales by $2.0 million with the balance of the claim recorded against an earlier recorded loss provision and the write-off of the boilers destroyed in the explosion. Gross margin for the fourth quarter was 20.5% compared to 19.9% for the same quarter last year reflecting the improvements generated by price increases, somewhat dampened by the lower margins of Flexia and Fib-Pak products.

Selling, general and administrative (“SG&A”) expenses were $30.1 million in the fourth quarter of 2005, compared to $25.8 million for the fourth quarter of 2004. Much of the increase was attributable to the SG&A costs of Flexia and Fib-Pak, expenses incurred to support sales activities, increased variable selling costs as a result of higher sales, and approximately $1.2 million in performance bonuses.  “While SG&A expenses increased in certain areas compared to the same period last year, as a percent of sales for the quarter, they were down from 14.3% in 2004 to 13.5% in 2005,” said IPG’s Chief Financial Officer, Andrew M. Archibald, C.A. SG&A expenses were $104.8 million, or 13.1% of sales, for the year, compared to $94.2 million, or 13.6% of sales, for 2004.

Financial expenses in the fourth quarter were $6.7 million, a 54.7% increase compared to $4.3 million for the fourth quarter last year. The increase was principally because of the increase in borrowings at the end of September 2005 to fund the acquisition of Flexia and Fib-Pak and the higher interest rates in the fourth quarter of 2005 compared to the fourth quarter of 2004, reflecting the numerous increases in the U.S. prime rate over the course of this period. “During 2005, interest rates rose steadily throughout the year, reducing the benefit of the Company’s 2004 refinancing. In response to the rising interest rate environment, in June and July 2005, IPG entered into interest-rate swap agreements that effectively fixed the interest rate on $75.0 million of bank debt for five years,” commented Mr. Archibald. Financial expenses for the year were $23.8 million compared to $24.3 million, excluding the $30.4 million cost of refinancing, for last year.

For the year, the Company recorded an income tax expense of $1.5 million, compared to an income tax recovery of $29.8 million for the year 2004, this latter amount reflecting primarily the impact of the valuation allowance adjustment in the fourth quarter of 2004 and the tax effect of the $30.4 million of refinancing expenses incurred in the third quarter of 2004. For both the fourth quarter of 2005 and 2004, the Company recorded income tax recoveries, which reflected reductions to the Company’s valuation allowance for future income tax benefits of $4.1 million and $19.0 million respectively. These adjustments were a result of the Company’s periodic assessment of its ability to realize future income tax assets.

Net earnings were $27.8 million for the year, or $0.67 per share (diluted), compared to net earnings of $11.4 million, or $0.27 per share (diluted), for the year 2004. Net earnings for the fourth quarter of 2005 were $9.7 million, or $0.24 per share (diluted), compared to net earnings of $17.7 million or $0.43 per share (diluted) for the fourth quarter of 2004. Included in the net earnings of these periods were refinancing expenses, manufacturing facility closure costs, industrial accident costs, and valuation allowance adjustments for future income tax benefits. Excluding these items, and related tax benefits, adjusted net earnings for the fourth quarter of 2005 were $6.1 million or $0.15 per share (diluted) compared to $3.7 million or $0.09 per share (diluted) for the same quarter last year, a 64.9% increase. Adjusted net earnings for 2005 were $26.2 million or $0.63 per share (diluted) compared to $15.4 million or $0.37 per share (diluted) for 2004, a 70.1% increase. The improvement in adjusted net earnings resulted from the increase in gross profit partly offset by higher selling and financial expenses. The Company is including adjusted net earnings, a non-GAAP financial measure, because it believes the measure permits more meaningful comparisons of its core business performance between the periods presented. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

The Company is including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, non-GAAP financial measures, in this discussion of results because it believes these measures permit more meaningful comparisons of its performance between the periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below. The Company’s EBITDA for the fourth quarter of 2005 was  $21.8 million compared to $9.1 million for the fourth quarter of 2004. The adjusted EBITDA was $21.1 million in the fourth quarter of 2005 as compared to $16.5 million in the fourth quarter of 2004. EBITDA was $82.8 million for 2005 compared to $65.0 million for 2004.  The adjusted EBITDA was $84.2 million for 2005 compared to $72.4 million in 2004.

As announced in December 2005, the Company intends to sell a portion of its interest in the combined coated products operation and flexible intermediate bulk container (FIBC) business through an initial public offering of the combined business using a Canadian Income Trust.  The Company’s announced plan was to file a prospectus in the first quarter of 2006. While it is now unlikely that the Company will file a prospectus during the first quarter of 2006, the Company’s intention remains to file a prospectus at the earliest opportunity.

Cash Flows

From a cash perspective, free cash flow for the year was $8.3 million, an increase of $30.8 million compared to 2004. The Company generated $3.8 million of free cash flow in the quarter, an increase of $7.0 million compared to the same quarter last year. Free cash flow is defined by the Company as cash flows from operating activities less expenditures for plant, property and equipment (capital expenditures). The Company is including free cash flow, a non-GAAP financial measure, because it is used by management and the Company’s investors in evaluating the Company’s performance. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

“Our cash flow was favourably affected by increased sales and profitability,” commented Mr. Archibald. “However, the improvement in free cash flow for 2005 was not as substantial as anticipated, particularly in the fourth quarter, as the rapid escalation in raw material costs and the resulting increase in inventory values, offset the inventory unit reduction achieved in the fourth quarter.” The decrease in accounts payable and accrued expenses was due to lack of inventory pre-buying at December 31, 2005 compared to December 31, 2004 and the fact that the Company was taking increased advantage of prompt pay discounts from suppliers at the end of 2005.

Balance Sheet

Total debt, net of cash, was increased by $23.5 million over the course of 2005, primarily as a result of the Flexia and Fib-Pak acquisition. While total debt, net of cash, increased, compared to shareholders’ equity, the ratio remained constant at the December 31, 2004 level of 77%. As of December 31, 2005, the Company had cash of $10.1 million, as well as a committed revolving credit facility of $75.0 million, of which $22.0 million has been drawn, including $7.0 million for letters of credit.

Reconciliation of Net Earnings to Adjusted Net Earnings

Periods ended December 31, (in millions of US dollars)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$
Net earnings – as reported	9.7	17.7	27.8	11.4
Add back:
Refinancing expense	-	-	-	30.4
Manufacturing facility closure and industrial accident costs	(0.7)	7.4	1.4	7.4
Income taxes (recovery)	(1.7)	(20.5)	1.5	(29.8)
Adjusted pretax earnings	7.3	4.6	30.7	19.4
Subtract:
Income taxes – at effective tax rate*	1.2	0.9	4.5	4.0

Adjusted net earnings	6.1	3.7	26.2	15.4

* Effective tax rate	16.4%	19.5%	14.6%	20.6%

(in US dollars per share – diluted)

Net earnings – as reported	0.24	0.43	0.67	0.28
Adjusted net earnings	0.15	0.09	0.63	0.37

Operating profit is not a financial measure under GAAP in Canada or the United States.  The Company’s management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement.  Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation.

Reconciliation of Operating Profit to Gross Profit

Periods ended December 31,
(in millions of US dollars)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$
Gross profit	45.8	36.1	166.0	143.2
Subtract:
SG&A expense	30.1	25.8	104.8	94.2
Stock-based compensation	0.5	0.4	1.9	1.0
Operating profit	15.2	9.9	59.3	48.0

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

Periods ended December 31, (in millions of US dollars)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$
Net earnings – As reported	9.7	17.7	27.8	11.4
Add back:
Financial expenses, net of amortization	6.3	4.1	22.4	23.0
Refinancing expense	-	-	-	30.4
Income taxes (recovery)	(1.7)	(20.5)	1.5	(29.7)
Depreciation and amortization	7.5	7.8	31.1	29.9
EBITDA	21.8	9.1	82.8	65.0
Add back:
Manufacturing facility closure and industrial accident costs	(0.7)	7.4	1.4	7.4
Adjusted EBITDA	21.1	16.5	84.2	72.4

Reconciliation of Cash Flows from Operating Activities to Free Cash Flow

Periods ended December 31,
(in millions of US dollars)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$
Cash flows from (used in) operating activities – as reported	11.9	1.7	32.3	(4.1)
Subtract:
Property, plant and equipment expenditures	8.1	4.9	24.0	18.4
Free cash flow	3.8	(3.2)	8.3	(22.5)

(All figures in U.S. dollars, unless otherwise stated; December 31, 2005, exchange rate: Cdn $1.1659 = U.S.$1.00)

Conference Call

A conference call to discuss IPG’s fourth quarter results will be held Wednesday, March 1, 2006 at 10:00 A.M. Eastern Time. Participants may dial 1-800-762-4758 (U.S. and Canada) and 1-480-629-9035 (International). The conference call will also be simultaneously webcast on the Company’s website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 820431. The recording will be available from Wednesday, March 1, 2006 at 5:00 P.M. until Wednesday, March 8, 2006 at 11:59 P.M, Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 3,000 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, operating profit and free cash flow. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

FOR INFORMATION CONTACT:

Melbourne F. Yull

Chairman and Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:itp$info@itape.com

Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$

Sales	222,688	180,744	801,844	692,449
Cost of sales	176,927	144,689	635,845	549,252
Gross profit	45,761	36,055	165,999	143,197

Selling, general and administrative expenses	30,083	25,799	104,814	94,226
Stock-based compensation expense	488	355	1,911	1,046
Research and development	1,257	997	4,725	4,233
Financial expenses	6,655	4,302	23,799	24,253
Refinancing expense				30,444
Manufacturing facility closure and industrial accident costs
	(760)	7,386	1,431	7,386
	37,723	38,839	136,680	161,588
Earnings (loss) before income taxes	8,038	(2,784)	29,319	(18,391)
Income taxes (recovery)	(1,689)	(20,455)	1,528	(29,749)
Net earnings	9,727	17,671	27,791	11,358

Earnings per share
Basic	0.24	0.43	0.67	0.28

Diluted	0.24	0.43	0.67	0.27

Consolidated Retained Earnings
Periods ended December 31,
(In thousands of US dollars)
(Unaudited)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$
Balance, beginning of period	97,657	61,978	79,609	68,291
Net earnings	9,727	17,671	27,791	11,358
	107,384	79,649	107,400	79,649
Premium on purchase for cancellation of common shares	223	40	239	40
Balance, end of period	107,161	79,609	107,161	79,609

Weighted average number of common shares outstanding

CDN GAAP - Basic	41,039,278	41,273,840	41,174,316	41,186,143
CDN GAAP - Diluted	41,157,568	41,468,992	41,308,918	41,445,864
U.S. GAAP - Basic	41,039,278	41,273,840	41,174,316	41,186,143
U.S. GAAP - Diluted	41,157,568	41,468,992	41,308,918	41,445,864

Intertape Polymer Group Inc.
Consolidated Balance Sheets
December 31
(In thousands of US dollars)

	2005	2004
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	10,134	21,882
Temporary investment		497
Trade receivables, net of allowance for doubtful accounts of $7,574 ($4,065 in December 2004)
	124,440	101,628
Other assets and receivables	17,125	13,381
Inventories	105,565	90,677
Parts and supplies	14,836	13,618
Prepaid expenses	8,406	7,788
Future income taxes	16,142	1,509
	296,648	250,980
Property, plant and equipment	362,827	352,610
Other assets	21,071	20,663
Future income taxes	24,014	36,689
Goodwill	184,756	179,958
	889,316	840,900

LIABILITIES
Current liabilities
Bank indebtedness	15,000
Accounts payable and accrued liabilities	104,256	101,115
Installments on long-term debt	2,784	3,032
	122,040	104,147
Long-term debt	328,113	331,095
Pension and post-retirement benefits	4,313	923
Other liabilities	435	435
	454,901	436,600
SHAREHOLDERS' EQUITY
Capital stock	287,187	289,180
Contributed surplus	6,237	4,326
Retained earnings	107,161	79,609
Accumulated currency translation adjustments	33,830	31,185
	434,415	404,300
	889,316	840,900

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)
(Unaudited)
	Three months		Twelve months
	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	9,727	17,671	27,791	11,358
Non-cash items
Depreciation and amortization	7,493	7,770	31,131	29,889
Property, plant and equipment impairment and other non-cash charges in
connection with facility closures	99	5,848	299	5,848
Future income taxes	(1,678)	(21,341)	714	(28,806)
Insurance claim	(3,679)		(3,679)
Write-off of deferred debt issue expenses				8,482
Stock-based compensation expense	488	355	1,911	1,046
Pension and post-retirement benefits funding in excess of amounts expensed
	(479)	(858)	(479)	(858)
Other non-cash items		(95)		(95)
Cash flows from operations before changes
in non-cash working capital items	11,971	9,350	57,688	26,864
Changes in non-cash working capital items
Trade receivables	9,874	5,502	(10,750)	(11,345)
Other receivables	(2,756)	(444)	535	(1,308)
Inventories	(375)	(12,112)	(1,366)	(20,115)
Parts and supplies	(546)	222	(1,145)	(266)
Prepaid expenses	(2,463)	(3,710)	(95)	202
Accounts payable and accrued liabilities	(3,815)	2,899	(12,500)	1,909
	(81)	(7,643)	(25,321)	(30,923)
Cash flows from operating activities	11,890	1,707	32,367	(4,059)
INVESTING ACTIVITIES
Temporary investment		(497)	489	(497)
Property, plant and equipment	(8,081)	(4,869)	(24,026)	(18,408)
Business acquisition	(28,118)		(28,118)	(5,500)
Goodwill			(300)
Other assets	(210)	(1,328)	(3,852)	(13,178)
Cash flows from investing activities	(36,409)	(6,694)	(55,807)	(37,583)
FINANCING ACTIVITIES
Net change in bank indebtedness	(13,529)	(298)	15,000	(13,967)
Issue of long-term debt				325,787
Repayment of long-term debt	(668)	(408)	(3,032)	(250,936)
Issue of common shares	14	20	89	2,717
Common shares purchased for cancellation		(418)	(340)	(418)
Cash flows from financing activities	(14,183)	(1,104)	11,717	63,183
Net increase (decrease) in cash and cash equivalents	(38,702)	(6,091)	(11,723)	21,541
Effect of foreign currency translation adjustments	127	105	25	341
Cash and cash equivalents, beginning of period	48,759	27,868	21,882
Cash and cash equivalents, end of period	10,184	21,882	10,184	21,882

Supplementary Financial Information

Intertape Polymer Group Inc.
(In thousands of US dollars)

1.	Other assets and receivables
			2005	2004
			$	$
	Income and other taxes receivable		8,724	8,914
	Rebates receivable		1,348	1,193
	Sales taxes receivable		923	1,316
	Insurance claim		3,400
	Other		2,730	1,958
			17,125	13,381

2.	Inventories
			2005	2004
			$	$
	Raw materials		37,662	30,908
	Work in process		16,205	14,255
	Finished goods		51,698	45,514
			105,565	90,677

3.	Other assets
			2005	2004
			$	$
	Debt issue expenses and other deferred charges,
		at amortized cost	11,681	13,941
	Loans to officers and directors, including loans regarding the exercise of stock options, without interest, various repayment
	terms		924	914
	Pension plan prepaid benefits		5,107	4,694
	Other receivables		1,292	301
	Other, at cost		2,067	813
			21,071	20,663

4.	Long-term debt
			2005	2004
	Long-term debt consists of the following:		$	$
	a)	US$125,000,000 Senior Subordinated Notes	125,000	125,000
	b)	US$200,000,000 Term Loan	197,500	199,500
	c)	Obligation under capital lease	6,982	7,166
	d)	Other debt	1,415	2,461
			330,897	334,127
	Less: Current portion of long-term debt		2,784	3,032
			328,113	331,095

Supplementary Financial Information

Intertape Polymer Group Inc.
(In thousands of US dollars)

5.	Income taxes
	The provision for income taxes consists of the following:
		2005	2004
		$	$
	Current	814	(943)
	Future	714	(28,806)
		1,528	(29,749)

	The net future income tax assets are detailed as follows:
		2005	2004
		$	$
	Future income tax assets
	Trade and other receivables	2,029	1,112
	Accounts payable and accrued liabilities	346
	Tax credits and loss carry-forwards	98,633	104,350
	Other	11,209	14,658
	Valuation allowance	(12,446)	(16,508)
		99,771	103,612

	Future income tax liabilities
	Inventories	198	214
	Property, plant and equipment	59,267	64,134
	Accounts payable and accrued liabilities		1,066
	Pension and post-retirement benefits	150
		59,615	65,414
	Net future income tax assets	40,156	38,198

	Net current future income tax assets	16,142	1,509
	Net long-term future income tax assets	24,014	36,689
	Total net future income tax assets	40,156	38,198

	As at December 31, 2005, the Company has $69.3 million of Canadian operating loss carry-forwards
	expiring 2007 through 2015 and $153.9 million of US federal and state operating losses expiring 2018
	through 2024.

	In assessing the realizability of future income tax assets, management considers whether it is more likely
	than not that some portion or all of the future income tax assets will not be realized. Management
	considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax
	planning strategies in making this assessment. The Company expects the future income tax assets,
	net of the valuation allowance, as at December 31, 2005, to be realized as a result of the reversal of
	existing taxable temporary differences.

	As part of the above analysis, the valuation allowance was decreased by $4.1 million for the
	twelve months ended December 31, 2005 and $14.6 million for the twelve months ended
	December 31, 2004. For the three months ended December 31, 2005 and 2004, the valuation allowance
	was decreased by $4.1 million and $19.0 million, respectively. The remaining valuation allowance
	as of December 31, 2005 was $12.4 million.